Exhibit 99.2

ProQR Therapeutics N.V. Press Release August 16, 2017

ProQR Announces Results for the Second Quarter of 2017

Key updates

•	Data from two clinical trials of QR-010 presented at the European Cystic Fibrosis Conference. Enrollment completed in the Phase 1b clinical trial in cystic fibrosis (CF) and top-line data expected to be announced in September.

•	The Investigational New Drug Application (IND) and the Clinical Trial Authorization (CTA) cleared and Fast Track designation received from US Food and Drug Administration (FDA) for QR-110 in patients with Leber’s congenital amaurosis 10 (LCA 10).

•	Two key patents granted protecting QR-010 for cystic fibrosis in the US and EU.

•	Pre-clinical data for three programs in the ophthalmology pipeline targeting LCA 10 and Usher syndrome presented at the ARVO annual meeting.

•	Second annual Research & Development Day featured presentations by ProQR senior management and key opinion leaders and introduced next-generation Axiomer® RNA technology platform.

LEIDEN, the Netherlands, August 16, 2017 — ProQR Therapeutics N.V. (Nasdaq: PRQR), today announced results for the second quarter of 2017.

“I am pleased with the numerous advancements our team has made this quarter in expanding the depth and breadth of our pipeline with the goal of developing medicines for patients in need,” said Daniel de Boer, Chief Executive Officer of ProQR. “We have made significant progress in all of our programs as well as in our innovation efforts. Our QR-010 program for CF has completed enrollment of the Phase 1b trial and we look forward to announcing the results from this study in September. Furthermore, for the first program in our ophthalmology pipeline, QR-110 for LCA 10, the FDA and EMA have cleared the IND and CTA, enabling us to start a clinical trial in children and adults to study safety and efficacy. QR-110 was also granted Fast Track designation by the FDA underlining the need for therapeutics for these patients. Additionally, two other programs in our ophthalmology pipeline continue to generate exciting pre-clinical data in Usher syndrome including our QRX-411, which recently was granted orphan drug designation. Our QR-313 program for dystrophic epidermolysis bullosa (DEB) is also progressing in IND-enabling development, on track to start and complete a clinical trial in 2018. Beyond that, we are excited about the Axiomer® platform technology we announced at our R&D day. I’m proud of our scientific team to have invented such a groundbreaking scientific technology that holds the potential to bring a large number of new therapeutics to patients in need.”

Corporate Highlights

•	In April, ProQR’s QR-110 received clearance of its IND application by FDA to commence a clinical trial in both adult and pediatric LCA 10 patients. In May, the Company received Fast Track designation for QR-110 from the FDA. The planned Phase 1/2 open-label trial (PQ-110-001) will include approximately 6 children (age 6- 17 years) and 6 adults (≥ 18 years) that have LCA 10 due to one or two copies of the p.Cys998X mutation. During the trial, patients will receive four intravitreal injections of QR-110 into one eye; one every three months for one year and the second eye will serve as a control. The QR-110 trial is expected to be conducted in three centers with expertise in genetic retinal disease in the US and Europe. The primary objective will be to assess safety and tolerability of QR-110. Secondary objectives are to evaluate pharmacokinetics and efficacy, which are measured by specialized ophthalmic tests including visual acuity, full field stimulus testing (FST), optical coherence tomography (OCT), pupillary light reflex (PLR) and a mobility course. Fixation stability and changes in quality of life in LCA subjects will also be evaluated. Top-line data from the trial are expected in 2018.

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000   |   info@proqr.com  |  www.proqr.com

•	In April, ProQR received grants of two key patents protecting QR-010 in the US and EU which provides the Company with exclusive rights for QR-010 for the treatment of CF until at least July 2033. US patent no. 9,605,255 is directed to methods of targeting RNA for the most common mutation in CF, called F508del, using oligonucleotides to restore the function of the CFTR protein. In 2016, ProQR also received the grant of the equivalent European patent (EP 2 852 668 B1). Apart from these ProQR owned patents, the Company has an exclusive license to US patent no. 9,617,535 from Massachusetts General Hospital covering QR-010.

•	In May, three abstracts were presented on three of ProQR’s RNA editing approaches for inherited blindness at the Annual Meeting of the Association for Research in Vision and Ophthalmology (ARVO) in Baltimore, MD. Additional positive pre-clinical proof-of-concept data was presented for QR-110 in LCA 10 together with pre-clinical data for two programs, QRX-411 and QRX-421, each targeting specific mutations that result in Usher syndrome.

•	In June, the Company presented two abstracts at the European Cystic Fibrosis Conference (ECFS) in Seville, Spain. Steve Rowe, M.D., professor of Pulmonary, Allergy and Critical Care Medicine at University of Alabama and Director of the Gregory Fleming James Cystic Fibrosis Research Center, and director of the CFF Therapeutics Development Network gave an oral presentation on the final results of study PQ-010-002, a nasal potential difference proof-of-concept study (title “QR-010, an investigational RNA therapeutic, improves CFTR activity in cystic fibrosis subjects homozygous for the F508del mutation”). A poster was also presented on preliminary data from the single ascending dose cohorts of study PQ-010-001, an ongoing Phase 1b safety and tolerability trial (title “QR-010 via inhalation is safe, well-tolerated, and achieves systemic concentrations in a single ascending dose study in subjects with cystic fibrosis homozygous for the F508del CFTR mutation”).

•	In June, ProQR held its second annual Research & Development Day in New York featuring presentations by ProQR senior management and perspectives from several key opinion leaders on the Company’s development pipeline. During the event, the Company also introduced its next-generation Axiomer® RNA technology platform, which has the potential to yield a new class of medicines for genetic diseases. The archived webcast of the presentation is accessible from the ‘Investor Relations’ section of ProQR’s website (www.proqr.com) under ‘Events and Presentations’.

Subsequent Events

•	In July, the Company’s QRX-411 for Usher syndrome received orphan drug designation from the FDA and European Medicines Agency (EMA). QRX-411 is part of ProQR’s ophthalmology pipeline that currently also includes one clinical compound, QR-110 for Leber’s congenital amaurosis 10, and three pipeline programs, QRX-421 for Usher syndrome, QRX-1011 for Stargardt’s disease and QRX-504 for Fuchs endothelial corneal dystrophy.

•	In June, the Company agreed to issue 1.2 million ordinary shares to high quality institutional investors based on an inbound request at an issue price of $5.00 per share in a registered direct offering with gross proceeds of $6.0 million. The closing of the offering occurred on July 3, 2017.

Financial Highlights

At June 30, 2017, ProQR held cash and cash equivalents of €42.3 million, compared to €59.2 million at December 31, 2016. Net cash used in operating activities during the three month period ended June 30, 2017 was €9.8 million, compared to €8.3 million for the same period last year.

Research and development costs totaled €7.6 million for the quarter ended June 30, 2017 compared to €8.6 million for the same period last year and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. The decrease in expenses was primarily due to the completion of the nasal potential difference (NPD) study for QR-010.

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000   |   info@proqr.com  |  www.proqr.com

General and administrative costs increased to €2.9 million for the quarter ended June 30, 2017 compared to €2.6 million for the quarter ended June 30, 2016.

Net result for the three month period ended March 31, 2017 was a €11.3 million loss or €0.47 per share, compared to a €10.0 million loss or €0.43 per share for the same period last year. For further financial information for the period ending June 30, 2017, please refer to the financial statements appearing at the end of this release.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. *Since 2012*

About QR-010

QR-010 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the F508del mutation. The F508del mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and to restore CFTR function. QR-010 is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes QR-010 into a mist inhaled directly into the lungs. QR-010 has been granted orphan drug designation in the United States and the European Union and fast track status by the FDA. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

About QR-110

QR-110 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. QR-110 is designed to restore wild-type CEP290 mRNA leading to the production of wild-type CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and fast track status by the FDA.

About QRX-411

QRX-411 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Usher syndrome due to the c.7595-2144A>G mutation in the USH2A gene. The mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional or absence of USH2A protein. QRX-411 is designed to restore wild-type USH2A mRNA leading to the production of wild-type USH2A protein by binding the mutated pre-mRNA causing normal splicing of the pre-mRNA. QRX-411 has been granted orphan drug designation in the United States and the European Union.

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000   |   info@proqr.com  |  www.proqr.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, QR-110 and QRX-411, and the clinical development and the therapeutic potential thereof, including regarding our PQ-110-001 clinical trial of QR-110, statements regarding our ongoing and planned discovery and development of product candidates and the timing thereof, including those in our innovation pipeline and the potential of our Axiomer® technology, statements regarding release of clinical data, including that from our Phase 1b trial of QR-010 for CF, and statements regarding our patent estate. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Investor Contact:

Bonnie Ortega

T: +1 858 245 3983

ir@proqr.com

Media Contact:

Sariette Witte

T: +31 6 2970 4513 (NL)

T: + 1 213 261 8891 (US)

pr@proqr.com

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000   |   info@proqr.com  |  www.proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	June 30, 2017	December 31, 2016
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	42,321	59,200
Prepayments and other receivables	2,286	2,420
Social securities and other taxes	738	395

Total current assets	45,345	62,015

Property, plant and equipment	2,976	3,438
Intangible assets	65	90

Total assets	48,386	65,543

Liabilities and shareholders’ equity
Current liabilities
Trade payables	224	328
Social securities and other taxes	164	312
Pension premiums	39	13
Deferred income	729	—
Other current liabilities	4,363	6,057

Total current liabilities	5,519	6,710

Borrowings	6,085	5,697

Total liabilities	11,604	12,407

Shareholders’ equity
Shareholders’ equity	36,782	53,136

Total liabilities and shareholders’ equity	48,386	65,543

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000   |   info@proqr.com  |  www.proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
	€1,000	€1,000	€1,000	€1,000
Other income	265	589	658	1,278
Research and development costs	(7,552)	(8,606)	(15,582)	(15,504)
General and administrative costs	(2,892)	(2,615)	(5,196)	(5,217)

Total operating costs	(10,444)	(11,221)	(20,778)	(20,721)

Operating result	(10,179)	(10,632)	(20,120)	(19,443)
Finance income and expense	(1,184)	673	(1,721)	(714)
Result before corporate income taxes	(11,363)	(9,959)	(21,841)	(20,157)
Income taxes	—	—	(2)	—

Net result attributable to equity holders of the Company	(11,363)	(9,959)	(21,843)	(20,157)
Other comprehensive income	63	(5)	65	0
Total comprehensive income (attributable to equity holders of the Company)	(11,300)	(9,964)	(21,778)	(20,157)

Share information
Weighted average number of shares outstanding[1]	23,991,685	23,346,340	23,733,885	23,346,153
Earnings per share attributable to equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.47)	(0.43)	(0.92)	(0.86)
Diluted loss per share[1]	(0.47)	(0.43)	(0.92)	(0.86)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000   |   info@proqr.com  |  www.proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Number of shares	Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2016	23,345,965	934	123,595	1,899	1	(36,630)	89,799
Net loss	—	—	—	—	—	(20,157)	(20,157)
Other comprehensive income	—	—	—	—	0	—	0
Recognition of share-based payments	—	—	—	1,289	—	—	1,289
Share options exercised	891	0	2	—	—	—	2

Balance at June 30, 2016	23,346,856	934	123,597	3,188	1	(56,787)	70,933

Balance at January 1, 2017	23,346,856	934	123,597	4,353	(15)	(75,733)	53,136

Net loss	—	—	—	—	—	(21,843)	(21,843)
Other comprehensive income	—	—	—	—	65	—	65
Recognition of share-based payments	—	—	—	2,200	—	—	2,200
Shares issued in the period	758,012	30	3,193	—	—	—	3,223
Share options exercised	381	0	1	—	—	—	1

Balance at June 30, 2017	24,105,249	964	126,791	6,553	50	(97,576)	36,782

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000   |   info@proqr.com  |  www.proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result	(11,300)	(9,964)	(21,778)	(20,157)
Adjustments for:
— Depreciation	272	360	540	694
— Share-based compensation	1,273	699	2,200	1,289
— Financial income and expenses	1,184	(673)	1,721	714
Changes in working capital	(1,275)	1,242	(1,368)	1,292

Cash used in operations	(9,846)	(8,336)	(18,685)	(16,168)

Corporate income tax paid	—	—	(2)	—
Interest received/(paid)	1	1	59	66

Net cash used in operating activities	(9,845)	(8,335)	(18,628)	(16,102)

Cash flow from investing activities
Purchases of intangible assets	—	—	—	—
Purchases of property, plant and equipment	(48)	(1,571)	(93)	(2,073)

Net cash used in investing activities	(48)	(1,571)	(93)	(2,073)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	1,072	—	3,223	—
Proceeds from exercise of share options	0	2	1	2
Proceeds from borrowings	101	—	101	193
Redemption of financial lease	—	(7)	—	(15)

Net cash generated by financing activities	1,173	(5)	3,325	180

Net increase/(decrease) in cash and cash equivalents	(8,720)	(9,911)	(15,396)	(17,995)
Currency effect cash and cash equivalents	(1,070)	755	(1,483)	(559)
Cash and cash equivalents, at beginning of the period	52,111	85,467	59,200	94,865

Cash and cash equivalents at the end of the period	42,321	76,311	42,321	76,311

ProQR Therapeutics N.V.  |  Zernikedreef 9, 2333 CK Leiden, The Netherlands  |  +31 88 166 7000   |   info@proqr.com  |  www.proqr.com